UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission file number: 001-38813

Highest Performances Holdings Inc.

61F, Pearl River Tower

No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou

Guangdong Province, People’s Republic of China

Tel: +86-020-28381666

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXPLANATORY NOTE

This Form 6-K is being filed by Highest Performances Holdings Inc. (the “Company”) to announce the results of the extraordinary general meeting (the “EGM”) and separate class meeting of the holders of ordinary shares of the Company (the “Combined Meeting”) held on October 31, 2024. At the Combined Meeting, the shareholders of the Company voted on the special resolutions described in the Company’s Form of Proxy for the Combined Meeting that was attached as Exhibit 99.3 to Form 6-K furnished by the Company to the U.S. Securities and Exchange Commission on September 30, 2024.

At the EGM, the shareholders passed the following special resolutions to:

1.	increase, redesignate and reclassify the authorized share capital of the Company (the “Change of Share Capital and Variation of Rights”) FROM US$2,000,000 divided into 2,000,000,000 shares consisting of (i) 1,950,000,000 Ordinary Shares of a nominal or par value of US$0.001 each (the “Ordinary Shares”); and (ii) 50,000,000 Preference Shares of a nominal or par value of US$0.001 each (the “Preference Shares”) TO US$5,000,000 divided into 5,000,000,000 shares consisting of (i) 4,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.001 each (the “Class A Ordinary Shares”); and (ii) 1,000,000,000 Class B Ordinary Shares of a nominal or par value of US$0.001 each (the “Class B Ordinary Shares”) by:

a)	re-designating and re-classifying 50,000,000 authorized and unissued Preference Shares as 50,000,000 authorized and unissued Class B Ordinary Shares;

b)	re-designating and re-classifying all of the issued and authorized but unissued Ordinary Shares as Class A Ordinary Shares; and

c)	increasing the authorized share capital of the Company by creating 2,050,000,000 Class A Ordinary Shares and 950,000,000 Class B Ordinary Shares,

and that the rights attached to the Ordinary Shares be materially adversely varied or abrogated by adopting the AR M&A (as defined below) and the Class A Ordinary Shares and Class B Ordinary Shares shall each have the rights, preferences, privileges and restrictions attached thereto as set out in the AR M&A (as defined below);

2.	replace the existing third amended and restated memorandum and articles of association of the Company in their entirety with a new fourth amended and restated memorandum and articles of association of the Company (the “AR M&A”) as set out in the form annexed as Exhibit 3.1 to this Form 6-K to reflect the Change in Share Capital and Variation of Rights; and

3.	authorize any director of the Company (the “Director”) to take any and all action that might be necessary to effect the foregoing resolutions as such Director, in his or her absolute discretion, thinks fit.

EXHIBIT INDEX

Number	Description of Document
3.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant, effective on October 31, 2024
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Highest Performances Holdings Inc.

By:	/s/ Hu Yinan
Name:	Hu Yinan
Title:	Vice-Chairman of the Board, Chief Executive Officer

Date: October 31, 2024

3